

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA



03022118

20 May 2003
Ref: IR/ L059.-

Vodafone-Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone-Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Sincerely yours,

Maria Kaini
Investor Relations Officer

dlw 6/3

Enclosures:
- Vodafone-Panafon Extraordinary General Meeting Agenda

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece


vodafone

Shareholders invitation for the convocation of an Extraordinary General Meeting of the Societe Anonyme under the name "VODAFONE-PANAFON Hellenic Telecommunications Company S.A"

Following the Board of Directors resolution of May 15th 2002, and according to the Greek Law 2190/20 for limited companies and the Company's Articles of Association, Vodafone-Panafon S.A. Shareholders are invited to attend the Extraordinary General Meeting, which will take place on Wednesday 11 June 2003, at 13.00h, at the cinema "VILLAGE ROADSHOW GREECE S.A.", Hall No 6, located at 4, Granikou & Fragoklisias, Marousi, with the following items of the Agenda:

ITEMS OF THE AGENDA OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF VODAFONE-PANAFON S.A.

1) Approval of the Contract and the Deed for the merging by absorption of the company "VIZZAVI (HELLAS) S.A." by the company "VODAFONE-PANAFON S.A.", as well as granting of authorization to a representative for the signing of the deed and any other necessary documents for the completion of the above merging.
2) Increase of the Company's share capital a) by the amount deriving from the difference of the share capital of the absorbed company by deduction of the accounting value of the participation of the Absorbing company to the absorbed, b) by the readjustment of the value of the Company's fixed assets, according to the L.2386/96 and c) by capitalization of the retained earnings, for the period 1/4/2001-31/3/2002 for the rounding up of the nominal value of company's shares.
3) Amendment of the art. 5 of the Company's Articles of Association, following the aforementioned increase of its share capital.
4) Approval of the actions and statements of VODAFONE-PANAFON members of the Board of Directors, its employees and proxies, concerning the merging by absorption of VIZZAVI (HELLAS) S.A. by VODAFONE-PANAFON S.A.
5) Expansion of the Company's object and amendment of the art. 2 of the Articles of Association.
6) Approval of a contract between VODAFONE-PANAFON S.A. and INTRAKOM S.A. for the supply of a surveillance system as well as the fiber optic management.
7) Ratification of the election of new Members of the Board of Directors, in replacement of the resigned ones.
8) Approval of the grant of Share Options by VODAFONE GROUP PLC ("INTERNATIONAL EXECUTIVES OPTIONS") to the executives of the Company.
9) Announcements and other items.

Shareholders and / or their authorised attorneys in order to have the right to vote at the Extraordinary General Meeting must, according to the Greek Law and the Company's Articles of Association, declare the number of the dematerialized shares that they wish to bind, to the dealer of their account (Security house, or the Greek Central Securities Depository in the case that they have deposited their shares with it), and acquire a receipt verifying the binding of their shares five (5) days before the Extraordinary General Meeting, and must deposit their proxies with the Company within the same deadline.
Note: Shareholders will be accepted at the Extraordinary General Meeting, only if they provide receipts verifying the binding of their shares that were issued in due time (5 days, before the EGM).

Maroussi, 15/5/2003
The Board of Directors